

Mailstop 3233

July 12, 2016

<u>Via E-mail</u>
Mr. David Distaso
Chief Financial Officer
iStar Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

> **Re: iStar Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 26, 2016**
> **Response Filed June 9, 2016**
> **File No. 001-15371**

Dear Mr. Distaso:

We have reviewed your response to our May 25, 2016 comment letter and have the following additional comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Note 4. Real Estate, page 66

Dispositions, page 67

1. We have reviewed your response to comment 1. Please provide us with a quantitative analysis of the differences between your accounting for this transaction and accounting for this transaction in accordance with ASC 360-20-40-56 through 59.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or me at 202-551-3693 with any questions.

Sincerely,

Eric McPhee
Senior Accountant
Office of Real Estate and
Commodities